Exhibit 1

November 12, 2002 Page 1	For Immmediate Release

[LOGO] Internet Initiative Japan	For inquiries please contact: Junko Higasa IIJ Investor/Media Relations Office ir@iij.ad.jp or +81-3-5259-6500(Tel)

IIJ Announces Results of the 2nd Quarter 2002 Ended September 30, 2002
— Continued solid revenue growth despite sluggish Japanese economy —

Tokyo, November 13, 2002 / New York, November 12, 2002 – Internet Initiative Japan Inc. (Nasdaq: IIJI) (“IIJ”), one of Japan’s leading Internet access and comprehensive network solutions providers, today announced its financial results for the 2nd quarter ended September 30, 2002 of the fiscal year ending March 31, 2003 (“fiscal 2002”). On November 13 at 9:00 am (EST), the Company will host a conference call to discuss the results and its outlook. There will be a simultaneous webcast available at www.vcall.com. A replay will also be available at the same URL.

The 2nd Quarter of FY2002 Results Summary

•	In 2Q02, total revenues grew as expected to JPY10.6 billion ($86.8 million), the second highest quarterly revenue amount in IIJ history. This represents an increase of 10.9% compared to 2Q01 and an increase of 7.3% compared to 1Q02. IIJ achieved this solid revenue growth despite the sluggish Japanese economy.

•	IIJ’s gross margin was 11.0% in 2Q02, which is a decrease from 14.1% in 2Q01 but an increase from 9.1% in 1Q02. The 2Q02 results showed that IIJ’s diversification effort of its SI business into the larger enterprise network market started to generate greater amounts of profits as IIJ no longer needed to pay the higher initial cost that is associated with entering the enterprise network market business.

•	IIJ reported an operating loss of JPY194 million ($1.6 million) in 2Q02, compared to operating income of JPY16 million in 2Q01. The operating loss improved by 58.3% compared to the previous quarter. The loss reflected IIJ’s initiatives in supporting Japan’s growing broadband market by strengthening its network structure including the construction of CDN (Content Delivery Network).

•	Adjusted EBITDA(1) was JPY662 million, which was in line with expectations.

•	Total revenues for the first half of fiscal 2002 grew by 14.3% compared to the first half of fiscal 2001, which were in line with the Company’s expected guidance range.

•	For 3Q02, IIJ expects total revenues to be between JPY10.5 billion ($86.2 million) and JPY11.0 billion ($90.4 million). For the full 2002 fiscal year,IIJ continues to expect total revenues to grow by approximately 20% compared to fiscal 2001. Towards the end of the current fiscal year, the Company sees a gradual increase in the Connectivity Service revenues, which will be driven by increased demand for CDN, VPN (Virtual Private Network) and broadband connectivity services to CATV (Cable TV) companies. IIJ also expects revenues from its Internet Data Center business to increase towards the end of the current fiscal year as a result of active marketing efforts in connection with two large-scale data centers that will open in early 2003.

•	The Company continues to expect positive operating income for full fiscal 2002, although there is uncertainty as to the amount due to the unclear macro-economic situation in Japan.

•	At this time, IIJ confirms that the Company has been in intensive discussions with PoweredCom, Inc., a 32.06% affiliate of Tokyo Electric Power Company (TEPCO), about a possible business integration. IIJ is confident that the parties will reach an agreement by the end of December 2002.

(1) Adjusted EBITDA represents operating income (loss) plus depreciation and amortization. Adjusted EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for operating income, net income or cash flows from operating activities for purposes of analyzing our operating performance, financial position and cash flows. Our adjusted EBITDA is not necessarily comparable with similarly titled measures for other companies. Note: Translations of Japanese yen amounts into US dollars are solely for the convenience of readers outside of Japan and have been made at the rate of JPY121.74 = US$1, the approximate exchange rate on September 30, 2002.

November 12, 2002

Overview of 2Q02 Results and Business Outlook

“The recent growth in broadband Internet traffic in Japan clearly indicates that Japan is moving forward in creating unique broadband communities nationwide,” said Koichi Suzuki, President and CEO of IIJ. “In order to effectively support, manage and capitalize on such significant Internet traffic growth, we started a process of strengthening our backbone network structure in this quarter, which includes the construction of IIJ CDN (Content Delivery Network). While the rapid traffic increase requires us to increase spending on the strengthening and restructuring of our backbone network, we expect these initiatives will capture a significant number of network operators and will influence them to use our services for their customers.”

The enormous growth of broadband in Japan requires traditional Japanese ISPs to make significant investments in backbone networks as well as experienced network professionals in order to handle the volume of traffic. IIJ even sees major ISPs starting to outsource their systems to network providers due to financial and human resource limitations.

The growth trend for broadband Internet remains strong. In 2Q02, total contracted bandwidth for IIJ’s Dedicated Access Services and Internet Data Center Services jumped to 22.7Gbps, an increase of 57.6% compared to 14.4Gbps in 1Q02 and a 3.4 times increase compared to 6.7Gbps in 2Q01. The average bandwidth per IP Service (full-fledged dedicated access service) contract increased to 12.9Mbps, an approximately 2.0 times increase compared to 6.4Mbps in 2Q01 and an increase of 23.6% compared to 10.4Mbps in 1Q02. The high growth is due to a growing number of contracts for the higher bandwidth IP Service.

Domestic IX (Internet eXchange) traffic also surged dramatically. At the end of September 2002, total Internet traffic that came through Japan’s three commercial IXs was 35Gbps, a 3.4 times increase from the same period in 2001.

According to the Ministry of Public Management, Home Affairs, Posts and Telecommunications (MPHPT), the number of ADSL subscribers reached 4.2 million at the end of September 2002, a 8.4 times increase compared to 0.5 million subscribers in September 2001. CATV Internet users reached 1.8 million in September 2002, a 50% increase compared to 1.2 million in September 2001. At the same time, the FTTH access market is also becoming increasingly competitive, benefiting end users in Japan by enabling them to utilize faster last mile access lines than ADSL lines. As of September 2002, the number of FTTH subscribers was 114,608.

Broadband growth is expected to continue. IDC Japan predicts that Japanese broadband will continue to grow by 45.9% annually between 2002 and 2006, and the number of broadband subscribers in Japan will reach 18.8 million by 2006.

“In a response to the recent rapid increase in Internet traffic, we continue to upgrade our domestic backbone networks, while further streamlining our cost structure,” said Yasuhiro Nishi, CFO of IIJ. “In 2Q02, our capital expenditure increased by 48% compared to 1Q02 mainly due to expenditures for the CDN platform and relevant network facilities. However, we expect to keep our capital expenditure for full fiscal 2002 between JPY4.5 billion and JPY5.0 billion as expected, as we further improve our cost structure by integrating our network operation centers and data centers.”

Outlook for Connectivity Services

IIJ has focused on stimulating its Connectivity Services business, which is the core of its total network solutions business. Although revenues-per-contract in IP Services have steadily increased as the Company has captured broadband demand in the corporate market, revenues per 1Mbps have sharply declined and the revenue growth for connectivity services was stagnant. To address the issue, IIJ is executing the three following strategic initiatives and sees a gradual recovery in the Connectivity Service business towards the end of the current fiscal year.

CDN JAPAN

Since its launch in August 2002, IIJ has enjoyed a good reputation for its high-quality broadband content delivery network and systems. By leveraging its record and reputation, IIJ aims to launch its CDN services for various network operators, including ISPs, in 3Q02.

November 12, 2002

CATV strategy

IIJ places a particular strategic focus on the CATV market, since it is one of the most aggressive bandwidth-hungry markets. Through its alliance with regional CATV operators, IIJ currently has more than a 50% share of the CATV Internet market in Japan. IIJ expects to increase revenues from CATV operators towards the end of the current fiscal year by increasing the number of such alliance partners.

WAN strategy

In 2Q02, IIJ started to develop a new Internet VPN service called “IIJ Internet VPN Standard,” which launched in November 2002. By introducing the new service, which is among the lowest priced services in the industry, the Company aims to expand its customer base for the IIJ Group’s WAN (Wide-area Network) solutions. The Group’s WAN solutions have been well recognized, as exemplified by Crosswave’s achievement in acquiring more than 200 customers just a few years after the launch of Japan’s first Ethernet-based WAN services. With the new service, we will continue to promote the shift of corporate networks from conventional frame-relays or ATMs (Asynchronous Transfer Mode) to a broadband WAN, and continue to lead the way in the fast-growing Japanese WAN market.

Outlook for Systems Integration services

By leveraging its strong customer record in serving the financial industry in Japan, IIJ group started to diversify its SI business by moving into enterprise network market, which is a bigger market and requires high-level skills and knowledge in systems flows. Although most of IIJ’s SI revenues continue to come from the financial, telecommunications and educational industries, IIJ has successfully diversified the business into the enterprise market by capturing contracts from high-profile corporate clients such as that from Itochu Techno-Science Corporation. IIJ expects to secure more enterprise network business in the coming quarters.

Of IIJ’s SI revenues, approximately 65% come from development of network system and 35% from a recurring fees for operation and maintenance. IIJ expects the recurring fee ratio to gradually rise as customers increasingly outsource their systems’ operations and maintenance.

Key customers in IIJ’s SI business in the first half of fiscal year 2002 include DLJdirect, SFG Securities Inc. (finance), Itochu Techno-Science Corporation (IT solution), Monex Inc., (finance), K-Opticom Corporation (telecom), Toyota Motor Corporation and Konami (entertainment).

Outlook for Internet Data Center Services

In addition to the current nine Internet data centers, IIJ plans to open two Internet data centers in early 2003. IIJ and the IIJ group companies are developing a new line-up of data center services called “Resource on Demand DC Services”. This new line-up of services offers a full range of data center services that are available on a component basis for customers. Service components include facility, network, systems, operation and maintenance, and disaster recovery. Customers will be able to have as many component services as they need. Details of the new service will be announced separately.

Forecasted financial performance for the third quarter and full fiscal 2002

For the third quarter of fiscal 2002, IIJ expects total revenues to be between JPY10.5 billion and JPY11.0 billion. IIJ continues to expect total revenues for full fiscal 2002 to grow by approximately 20% compared to fiscal 2001. The Company also expects a positive operating income for full fiscal 2002, although there is uncertainty as to the amount due to the unclear macro-economic situation in Japan.

Status of Overview and Business Outlook

This Overview and Business Outlook contains forward-looking statements and projections that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information contained in IIJ’s filings on Form 20-F and Form 6-K, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 3Q02 earnings release, presently scheduled for February 12, 2003. In conjunction with the 2Q02 earnings announcement, IIJ will hold a webcasted conference made available to the public at www.vcall.com.

November 12, 2002

The 2nd Quarter of FY2002 Operating Highlights

New Service Developments under the Total Network Solutions Approach

CDN JAPAN In 2Q02, IIJ launched CDN JAPAN, a broadband content delivery solution for enterprises. The service offers a unique network platform environment that includes: 1) A large-scale broadband platform that covers several million broadband households nationwide; 2) A closed network platform that bypasses Internet networks; and 3) Various built-in application components that enable enterprises to manage broadband content and subscribers. As the first customer of the new solutions service, Excite Japan has already launched its broadband business. Revenues from CDN JAPAN are recognized as “Connectivity and value-added services” and “Systems integration services” in IIJ financial statements, depending on service requirements.

Email Solutions IIJ launched Japan’s largest-scale opt-in mail transmission system primarily for service providers. The system has a transmission capacity of more than two million messages per hour. Also in 2Q02, IIJ announced that it will launch “IIJ Mail Gateway Service” in November 2002, which offers an email auditing function that is designed to prevent information leaks. Revenues from such email solutions are recognized as “Connectivity and value-added services” in IIJ’s financial statements.

In addition to the above, IIJ introduced four new services for retails market during this quarter.

Network Infrastructure Development

In 2Q02, IIJ upgraded four of its domestic backbone networks. In addition, IIJ upgraded its Japan-US backbone lines to 3.9Gbps, by securing additional capacity between Tokyo and Palo Alto.

New Office

In 2Q02, IIJ opened a new office in Toyota City, Japan. IIJ group aims to provide its total network solutions, with more local support, to the region’s businesses — the largest of which is Toyota Motor Corporation and its group companies.

Developments of IIJ Group Companies

IIJ Media Communications (“IIJ-MC”), the Company’s 50.1% owned subsidiary that specializes in web-media communications, launched a new Internet broadcasting service “Video Conference Bridge”, which enables users to broadcast movie/voice data that is captured by teleconferencing systems. Revenues from IIJ-MC are recognized as “Systems integration services” in IIJ’s financial statements.

Asia Internet Holding Co., Ltd. (“AIH”), the Company’s 26.7% owned affiliate, linked a network of the Philippines’ leading ISP, Globe Telecom, Inc. (“Globe Telecom”), to the A-Bone- AIH’s pan-Asian IP backbone network. Globe Telecom, Inc. is a joint venture of the Ayala Corporation and Singapore Telecom International. Also during this quarter, AIH announced that it will expand its A-Bone VPN Service to Europe and the U.S. in November 2002. This coverage expansion is realized through a tie-up with T-Systems, a division of Deutsche Telekom and Europe’s second-largest integrated systems provider.

The 2nd Quarter of FY2002 Financial Results

Revenues

Revenues in 2Q02 totaled JPY10,568 million, an increase of 10.9% compared to 2Q01, and an increase of 7.3% compared to 1Q02.

Connectivity services and value-added services revenues were JPY5,699 million in 2Q02, an increase of 2.6% compared to 2Q01 and an increase of 1.4% compared to 1Q02.

Dedicated access services revenues were JPY3,546 million in 2Q02, a decrease of 1.4% compared to 2Q01, but an increase of 0.7% compared to 1Q02. The decrease compared to 2Q01 was mainly as a result of decreases in IIJ Economy Service (64-128kbps) and IIJ T1 Standard Service (1.5Mbps), although full-fledged IP Service and IIJ FiberAccess/F Service (up to 10Mbps-100Mbps) increased steadily, reflecting the strong demand for broadband services.

November 12, 2002

Value-added services revenues were JPY893 million in 2Q02, an increase of 24.0% compared to 2Q01 and an increase of 3.2% compared to 1Q02. These increases were mainly due to the steady revenue growth of security related services.

Systems integration services revenues were JPY3,094 million in 2Q02, a decrease of 7.7% compared to 2Q01 and a decrease of 7.1% compared to 1Q02.

Equipment sales revenues were JPY1,775 million in 2Q02, an increase of 184.9% compared to 2Q01 and an increase of 97.1% compared to 1Q02. This strong growth was due to the steady revenue growth of IIJ’s originally developed router “SEIL” and an increase of contracts in SI business in which we only sell hardware equipment without system development.

Table 1. Number of Contracts

	2Q02	1Q02	2Q01
Internet Access Services

IP Service 64kbps – 128kbps	111	108	213

192kbps – 768kbps	30	33	49

1Mbps – 2Mbps	266	263	258

3Mbps – 1.2Gbps	205	183	123

Internet Data Center Connectivity Services(2)	129	122	81

Others(3)	3,568	3,269	2,149

Total Dedicated Access Services Contracts	4,309	3,978	2,873

(2)     The figures of Internet data center connectivity services do not include the number of contracts for data center housing services.

(3)     Others include IIJ FiberAccess/F, IIJ Ethernet Standard, IIJ DSL/F, IIJT1 Standard and IIJ Economy.

IIJ4U (dialup services for individuals)	84,432	86,297	94,104

Others	309,950	232,330	86,123

Total Dial-up Access Services Contracts	394,382	318,627	180,227

Table 2. Revenue Breakdown in Dedicated Access Services	(JPY in millions)

	2Q02	1Q02	2Q01

Total IP Service + DC connectivity	2,657	2,574	2,585
Others	889	949	1,012

Table 3. Contracted Bandwidth	(Unit: Giga bits per second)

	2Q02	1Q02	2Q01
Dedicated Access Services	18.0	12.2	6.4

Internet Data Center Connectivity Service	4.7	2.2	0.3

Total Contracted Bandwidth	22.7	14.4	6.7

Cost and expenses

Cost of total revenues was JPY9,411 million in 2Q02, an increase of 15.0% compared to 2Q01, and an increase of 5.1% compared to 1Q02.

Backbone Costs

International backbone costs were JPY448 million, a decrease of 28.1% compared to 2Q01 and a decrease of 0.2% compared to 1Q02 despite the fact that IIJ upgraded its Japan-US backbone capacity during this quarter. The monthly unit backbone costs declined by approximately 65% compared to 2Q01, and by approximately 15% compared to 1Q02.

Domestic backbone costs were JPY815 million, an increase of 1.2% compared to 2Q01 and an increase of 1.8% compared to 1Q02.

November 12, 2002 Page 6

Table 4. Backbone Costs	(JPY in millions)

	2Q02	1Q02	2Q01
International Backbone Costs	448	449	623

Domestic Backbone Costs	815	800	805

Cost of SI (Systems Integration) revenues

Cost of SI revenues was JPY2,682 million in 2Q02, a decrease of 4.2% compared to 2Q01 and a decrease of 10.2% compared to 1Q02. The gross margin ratio for SI improved to 13.3% in 2Q02 compared to 10.3% in 1Q02 due to the improvement of the profitability in SI development contracts in this quarter.

Sales and Marketing Expenses

Sales and marketing expenses were JPY743 million in 2Q02, a decrease of 9.3% compared to 2Q01 and a decrease of 0.8% compared to 1Q02. The decrease compared to 2Q01 was due mainly to the decrease in advertising expenses.

General and administrative expenses

General and administrative expenses were JPY514 million in 2Q02, an increase of 20.5% compared to 2Q01 but a decrease of 0.6% compared to 1Q02. This increase compared to 2Q01 was a result of the increase in personnel expenses.

Operating loss

Primarily as a result of profitability improvements of SI services and revenue increases in IP service and value added service, the operating loss decreased to JPY194 million in 2Q02 compared to a loss of JPY464 million in 1Q02, but increased compared to income of JPY16 million in 2Q01. The higher profitability in SI services in 2Q02 demonstrated that IIJ’s diversification effort into the larger enterprise network market started to generate greater a amount of profit, since IIJ no longer needed to pay the higher initial costs that are associated with entering the enterprise network market business. The operating income to revenues ratio for 2Q02 was (-)1.8%, compared to 0.2% in 2Q01, and to (-)4.7% in 1Q02.

Other expenses

Other expenses for 2Q02 were JPY160 million, compared to JPY430 million in 2Q01, and to JPY521 million in 1Q02. IIJ recorded a foreign exchange gain of JPY54 million on dollar denominated monetary assets due to the depreciation of Japanese Yen to the U.S. dollar in 2Q02, compared to a loss of JPY179 million in 2Q01 and JPY298 million in 1Q02. IIJ also recorded interest expense of JPY148 million on borrowing, convertible note and capital lease obligation, which more than offset this foreign exchange gain.

Income tax expense

Income tax expense for 2Q02 was JPY515 million, compared to JPY1,266 million in 2Q01 and JPY161 million in 1Q02. This is a result of an increase in the valuation allowance for deferred tax assets attributable primarily to the income tax effect of decreasing unrealized gains in the quarter on certain available-for-sale-securities.

Equity in net loss of equity method investees

Equity in net loss of equity method investees amounted to JPY1,480 million in 2Q02, compared to JPY1,399 million in 2Q01, and JPY1,516 million in 1Q02. This is mostly attributed to the equity loss in Crosswave.

Net loss

Net loss was JPY2,326 million in 2Q02, compared to JPY3,085 million in 2Q01 and JPY2,595 million in 1Q02. Basic net loss per ADS equivalent was JPY(-)51.74 in 2Q02, compared to JPY(-)68.61 in 2Q01 and JPY(-)57.72 in 1Q02.

November 12, 2002 Page 7

Table 5. Other Financial Statistics	(JPY in millions)

	2Q02	1Q02	2Q01
Adjusted EBITDA	662	329	712

CAPEX, including capitalized leases	1,504	1,015	931

Depreciation and amortization(4)	884	820	726

(4)    Depreciation and amortization includes amortization of issuance cost of convertible notes.

Company Information

Internet Initiative Japan Inc. is one of Japan’s leading Internet-access and comprehensive Internet solution providers primarily targeting high-end corporate customers. Founded in 1992, IIJ has built one of the largest Internet backbone networks in Japan and between Japan and the United States. IIJ and its group of companies provide total solutions ranging from new generation network services over optical-fiber infrastructure optimized for data communications to construction of Asia-wide IP backbone networks, high-quality Internet access, security system services, hosting/housing, content design and systems integration.

Statements made in this press release regarding IIJ’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause IIJ’s actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ’s ability to maintain positive operating income, IIJ’s net loss for the past five fiscal years and its expectation that net losses will continue, IIJ’s ability to continue to increase subscribers to its connectivity services, particularly at higher bandwidths; IIJ’s ability to generate significant revenues from its other services such as systems integration; the success of IIJ’s investments in Crosswave; the ability to compete in a rapidly evolving and competitive marketplace; the impact of technological changes in its industry; and other risks referred to from time to time in IIJ’s filings on Form 20F of its annual report and other filings with the United States Securities and Exchange Commission.

Tables to follow

Appendix 1

INTERNET INITIATIVE JAPAN INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the Three Months Ended Sept 30, 2002, Sept 30, 2001 and Jun 30, 2002
(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD) Except for Per Share and ADS Data) (1)

	Year-over-year Comparison							Sequential Comparison
	Sept 30, 2002			Sept 30, 2001				Jun 30, 2002
	USD (1)	JPY	% of Total Revenues	JPY	% of Total Revenues	YOY Chg %		JPY	% of Total Revenues	QOQ Chg %
Revenues:
Connectivity and value-added services:
Dedicated access services(2)	29,131	3,546,372	33.6%	3,596,601	37.7%	(1.4%)		3,523,334	35.8%	0.7%
Dial-up access services	6,504	791,738	7.5	932,653	9.8	(15.1)		822,268	8.3	(3.7)
Value-added services(2)	7,336	893,135	8.4	720,145	7.6	24.0		865,161	8.8	3.2
Other	3,844	467,976	4.4	303,481	3.2	54.2		408,925	4.2	14.4

Total connectivity and value- added services	46,815	5,699,221	53.9	5,552,880	58.3	2.6		5,619,688	57.1	1.4

Systems integration revenues	25,416	3,094,168	29.3	3,352,363	35.2	(7.7)		3,329,058	33.8	(7.1)
Equipment sales	14,580	1,774,953	16.8	623,064	6.5	184.9		900,456	9.1	97.1

Total revenues	86,811	10,568,342	100.0	9,528,307	100.0	10.9		9,849,202	100.0	7.3

Costs and expenses:
Cost of connectivity and value-added services	41,738	5,081,186	48.1	4,847,467	50.9	4.8		5,092,515	51.7	(0.2)
Cost of systems integration revenues	22,030	2,681,946	25.3	2,799,940	29.4	(4.2)		2,987,373	30.3	(10.2)
Cost of equipment sales	13,538	1,648,106	15.6	534,575	5.6	208.3		876,012	8.9	88.1

Total costs	77,306	9,411,238	89.0	8,181,982	85.9	15.0		8,955,900	90.9	5.1

Sales and marketing	6,105	743,230	7.0	819,799	8.6	(9.3)		749,361	7.6	(0.8)
General and administrative	4,223	514,082	4.9	426,792	4.5	20.5		517,316	5.3	(0.6)
Research and development	769	93,574	0.9	83,736	0.8	11.7		90,780	0.9	3.1

Total costs and expenses	88,403	10,762,124	101.8	9,512,309	99.8	13.1		10,313,357	104.7	4.4

Operating income (loss)	(1,592)	(193,782)	(1.8)	15,998	0.2	(1,311.	3)	(464,155)	(4.7)	(58.3)

Other expenses	(1,316)	(160,247)	(1.5)	(430,259)	(4.5)	(62.8)		(520,836)	(5.3)	(69.2)

Loss before income tax expense	(2,908)	(354,029)	(3.3)	(414,261)	(4.3)	(14.5)		(984,991)	(10.0)	(64.1)

Income tax expense	4,229	514,872	4.9	1,266,458	13.3	(59.3)		161,301	1.6	219.2
Minority interests in consolidated subsidiaries	190	23,146	0.2	(5,533)	(0.1)	(518.3)		66,950	0.7	(65.4)
Equity in net loss of equity method investees	(12,161)	(1,480,411)	(14.0)	(1,398,509)	(14.7)	5.9		(1,515,675)	(15.4)	(2.3)

Net loss	(19,108)	(2,326,166)	(22.0%)	(3,084,761)	(32.4%)	(24.6%)		(2,595,017)	(26.3%)	(10.4%)

Basic Net Loss Per Share	(103,477)	(137,222)	(115,437)
Basic Net Loss Per ADS Equivalent	(51.74)	(68.61)	(57.72)
Weighted Average Number of Shares	22,480	22,480	22,480
Weighted Average Number of ADS Equivalents	44,960,000	44,960,000	44,960,000

Note (1):	The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Sept 30, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 121.74 =$1, the approximate rate of exchange on Sept 30, 2002.

Note (2):	IIJ data center connectivity services revenues have been reclassified from value added services revenues into dedicated access services revenues since the 1st quarter of FY2002. The 2nd quarter of FY2001 presented has been reclassified to conform to the current presentation and such reclassification resulted in an increase of dedicated access services revenues by Y165,445, as compared to the previous classification method.

[LOGO] Internet Initiative Japan

Appendix 2

INTERNET INITIATIVE JAPAN INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of Sept 30, 2002, Sept 30, 2001 and Jun 30, 2002
(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) (1)

	Sept 30, 2002			Sept 30, 2001		Jun 30, 2002
	USD (1)	JPY	%	JPY	%	JPY	%
ASSETS
Current Assets:
Cash	39,204	4,772,753	12.2%	11,411,967	25.5%	6,014,693	14.7%
Accounts receivable, net	64,435	7,844,256	20.1	5,939,468	13.3	6,872,763	16.7
Inventories	3,415	415,771	1.1	1,012,403	2.3	272,821	0.7
Prepaid expenses	4,096	498,668	1.3	403,982	0.9	645,763	1.6
Other current assets	1,166	141,923	0.3	390,966	0.9	140,162	0.3

Total current assets	112,316	13,673,371	35.0	19,158,786	42.9	13,946,202	34.0

Investments in and Advances to Equity Method Investees	48,433	5,896,219	15.1	11,608,736	26.0	7,396,756	18.0
Other Investments	30,816	3,751,532	9.6	4,727,410	10.6	4,954,787	12.0
Property and Equipment, net	70,789	8,617,873	22.1	7,585,480	17.0	7,709,559	18.8
Restricted Cash(2)	41,071	5,000,000	12.8	0	0.0	5,000,000	12.2
Guarantee Deposits	11,439	1,392,519	3.6	890,444	2.0	1,302,234	3.2
Other Assets	5,806	706,828	1.8	664,675	1.5	743,614	1.8

Total assets	320,670	39,038,342	100.0%	44,635,531	100.0%	41,053,152	100.0%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term borrowings	39,693	4,832,286	12.4%	3,770,445	8.5%	4,550,835	11.1%
Accounts payable	42,148	5,131,068	13.1	4,526,061	10.1	4,834,546	11.8
Accrued expenses	2,231	271,557	0.7	222,003	0.5	317,968	0.8
Other current liabilities	3,635	442,564	1.1	365,625	0.8	556,494	1.3
Long-term borrowings-current portion	11,500	1,400,000	3.6	1,000,000	2.2	1,400,000	3.4
Capital lease obligations-current portion	18,656	2,271,145	5.8	1,853,146	4.2	2,060,284	5.0

Total current liabilities	117,863	14,348,620	36.7	11,737,280	26.3	13,720,127	33.4

Long-term Borrowings	27,928	3,400,000	8.7	3,800,000	8.5	3,400,000	8.3
Convertible Notes	123,214	15,000,000	38.4	15,000,000	33.6	15,000,000	36.6
Capital Lease Obligations-Noncurrent	26,704	3,250,922	8.4	2,939,079	6.6	2,800,483	6.8
Accrued Retirement and Pension Costs	682	83,058	0.2	125,099	0.2	91,037	0.2
Other Noncurrent Liabilities	1,265	153,993	0.4	26,306	0.1	163,686	0.4

Total liabilities	297,656	36,236,593	92.8	33,627,764	75.3	35,175,333	85.7

Minority Interest	7,743	942,650	2.4	1,019,912	2.3	965,796	2.3

Shareholders’ Equity:
Common stock	58,176	7,082,336	18.1	7,082,336	15.9	7,082,336	17.3
Additional paid-in capital	140,203	17,068,353	43.7	17,068,353	38.2	17,068,353	41.6
Accumulated deficit	(189,992)	(23,129,652)	(59.2)	(15,511,971)	(34.7)	(20,803,486)	(50.7)
Accumulated other comprehensive income	6,884	838,062	2.2	1,349,137	3.0	1,564,820	3.8

Total shareholders’ equity	15,271	1,859,099	4.8	9,987,855	22.4	4,912,023	12.0

Total liabilities and shareholders’ equity	320,670	39,038,342	100.0%	44,635,531	100.0%	41,053,152	100.0%

Note (1):	The translations of Japanese yen amounts into US dollar amounts with respect to Sept 30, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY121.74 =$1, the approximate rate of exchange on Sept 30, 2002.

Note (2):	At the end of May 2002, IIJ deposited Y5 billion into a restricted account with a participating bank under Cash Deficiency Support Agreement with Crosswave and four Japanese commercial banks.

[LOGO] Initiative Internet Japan

Appendix 3

INTERNET INITIATIVE JAPAN INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the Three Months Ended Sept 30, 2002, Sept 30, 2001 and Jun 30, 2002
(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD))(1)

	Sept 30, 2002		Sept 30, 2001	Jun 30, 2002
	USD(1)	JPY	JPY	JPY
Operating Activities:
Net loss	(19,108)	(2,326,166)	(3,084,761)	(2,595,017)
Depreciation and amortization	7,259	883,732	726,278	820,252
Equity in net loss of equity method investees	12,160	1,480,411	1,398,509	1,515,675
Minority interests in net (loss) income of consolidated subsidiaries	(190)	(23,146)	5,533	(66,950)
Foreign exchange losses (gains)	(321)	(39,060)	178,577	134,820
Losses on other investments	112	13,620	28,824	78,819
Decrease (increase) in accounts receivable	(7,984)	(972,056)	(566,601)	2,109,969
Increase (decrease) in accounts payable	61	7,462	513,802	(1,996,362)
Decrease (increase) in inventories	(1,174)	(142,950)	(748,850)	347,588
Deferred income taxes	4,183	509,228	1,264,707	152,840
Other	(66)	(8,051)	388	(45,560)

Net cash provided by (used in) operating activities	(5,068)	(616,976)	(283,594)	456,074

Investing Activities:
Purchase of property and equipment	(1,826)	(222,308)	(393,770)	(424,321)
Investments in and advances to equity method investees	—	—	(321,094)	(56,250)
Purchase of other investments	(273)	(33,294)	(100)	—
Deposit to restricted cash	—	—	—	(5,000,000)
Payment of guarantee deposits-net	(719)	(87,518)	(2,794)	(36,155)
Other	24	2,953	(20,141)	(2,143)

Net cash used in investing activities	(2,794)	(340,167)	(737,899)	(5,518,869)

Financing Activities:
Proceeds from long-term borrowings	—	—	1,400,000	—
Principal payments under capital leases	(4,938)	(601,144)	(494,991)	(566,505)
Net increase (decrease) in short-term borrowings	2,318	282,164	(1,249,555)	730,603
Proceeds from issuance of common stock of a subsidiary	—	—	375,000	—

Net cash provided by (used in) financing activities	(2,620)	(318,980)	30,454	164,098

Effect of Exchange Rate Changes on Cash	280	34,183	(171,738)	(132,529)

Net Decrease in Cash	(10,202)	(1,241,940)	(1,162,777)	(5,031,226)

Cash, Beginning of Period	49,406	6,014,693	12,574,744	11,045,919

Cash, End of Period	39,204	4,772,753	11,411,967	6,014,693

Note (1):	The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Sept 30, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY121.74 =$1, the approximate rate of exchange on Sept 30, 2002.

[LOGO] Internet Initiative Japan